Rodolfo Gaona No. 86 Piso 4
Col. Lomas de Sotelo
Mexico, D.F. 11200
FOR IMMEDIATE RELEASE
SATMEX ANNOUNCES APPOINTMENT OF NEW CHIEF EXECUTIVE OFFICER
MEXICO CITY — November 30, 2006 — Satélites Mexicanos, S.A. de C.V. (“Satmex” or the “Company”), Mexico’s leading satellite service provider, today announced that it has appointed Raúl Cisneros Matusita to serve as the new CEO of Satmex, effective immediately, to help chart a new direction for the Company. The announcement is being made on the same day the Company officially concluded its U.S. bankruptcy case. Mr. Cisneros brings to Satmex over 22 years of experience, specializing in turnaround strategies, asset sales and restructurings. Most recently, he has been an operative partner of Advent International Corp., supervising investments in mortgage lending institutions, leasing operations and turnaround of distressed assets. He was also Deputy Director General of Compañía Mexicana de Aviación through January of 2006, entrusted with the successful sale of Mexico’s leading airline to Grupo Posadas, and for three years, Director of Asset Administration and Financial Planning. For five years, he was the CEO of Consultoría Internacional, a leading foreign exchange trader and from 1996 to 1999, he was appointed by Banco de México to turnaround or sell troubled corporations.
Mr. Cisneros succeeds Sergio Miguel Ángel Autrey Maza, who was designated by Satmex’s Board as interim CEO in February 2005. Mr. Autrey will continue serving as a member of Reorganized Satmex’s Board of Directors.
Mr. Cisneros, stated: “It is an honor to take the reins of this great company. I am excited about the opportunity to work together with the entire Satmex team and with our customers, suppliers and shareholders and other constituents towards long-term success.”
Mr. Cisneros added that “the Company is pleased that in only a matter of a few months, it exited its U.S. bankruptcy case having achieved the implementation of its restructuring set out in the restructuring agreement entered into between Satmex and representatives of its primary creditor constituencies in March of this year and approved by the Mexican Bankruptcy Court in Satmex’s former Concurso Mercantil proceeding. This is a historic day for the employees of Satmex and everyone else that worked tirelessly to achieve these goals. The restructuring of our indebtedness and our speedy emergence from chapter 11 will enhance our financial stability and enable us to continue delivering our premier satellite services to our customer base going forward.”
Safe Harbor Disclosure: This press release contains forward-looking statements within the meaning of the Securities Act of 1933 and of the Securities Exchange Act of 1934. Such forward-looking statements include, but are not limited to, those related to Satmex’s future performance. Forward-looking statements are not intended to be a guarantee of future results, but instead constitute Satmex’s current expectations based on reasonable assumptions. Actual results could differ materially from those stated in Satmex’s forward-looking statements due to risks, uncertainties and other factors. Important factors that could affect actual results are discussed in Satmex’s filings with the Securities and Exchange Commission, including, but not limited to, the risks discussed under Item 3 “Risk Factors” in Satmex’s 2005 Annual Report on Form 20-F. Readers are encouraged to read Satmex’s filings to learn more about the risk factors associated with Satmex’s business. Satmex undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
CONTACTS:
Cynthia Pelini, CFO, Satmex at +5255-2629-5808, or Carmen Ochoa, as CLO, at +5255-2629-5858. www.satmex.com
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